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                              Nuveen Investments
                             333 West Wacker Drive
                               Chicago, IL 60606


                                ________, 2002

Mr. William G. McCoy
Managing Director, Equity Capital Markets
Salomon Smith Barney Inc.
388 Greenwich Street
New York, NY 10013

Dear Mr. McCoy:

          Reference is made to Nuveen Quality Preferred Income Fund. The fund currently is making an initial public offering of its common shares of beneficial interest (the "Shares") through several underwriters. Such offering is referred to herein as the "Offering". You are acting as lead manager and representative (the "Representative") of the underwriters of the Offering and we are participating as a manager and underwriter of the Offering.

          We have requested that we be able to offer certain broker-dealers the opportunity to participate as selling dealers in the Offering. This letter is to confirm our agreement with you as to the terms and conditions on which we may offer to sell, and sell, Shares to broker-dealers with whom we regularly transact business (collectively, the "Nuveen Selected Dealers" and, individually, a "Nuveen Selected Dealer"):

     a. each Nuveen Selected Dealer to whom we offer to sell, or sell, Shares shall have entered into a master selected dealer agreement ("Selected Dealer Agreement") with Nuveen, the form of which is attached hereto as Exhibit A;

     b. before offering to sell, or selling, Shares to a Nuveen Selected Dealer, Nuveen will carry out such independent investigations as it deems necessary to

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determine that such dealer satisfies the criteria set forth in Section 6 of the
Selected Dealer Agreement;

     c. we will act under and enforce each Selected Dealer Agreement only with your consent (which shall not be unreasonably withheld) or upon your instruction;

     d. we shall not allow to any Nuveen Selected Dealer purchasing Shares in an Offering a selling concession that is in an amount in excess of the maximum selling concession set by you for selected dealers for the Offering; and

     e. we agree upon instruction from you, subject to the other terms of the Offering, to pay for and purchase all Shares that we reserve in the Offering, whether such Shares are reserved by us for our own account or for the account of one or more Nuveen Selected Dealers, and we agree to make all purchases of Shares in accordance with Master Agreement among Underwriters dated July 18, 1985 between the Representatives and Nuveen and the underwriting agreement for the Offering of such Shares.

          If the foregoing correctly sets forth our understanding regarding the matters described herein, please so indicate by signing a copy of this letter where indicated below and returning the signed copy of this letter to us. For your convenience, a duplicate copy of this letter has been included.


                                    NUVEEN INVESTMENTS


                                    By____________________________
                                      Name:
                                      Title:

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Acknowledged and agreed to as of this
__ day of ___, 2001 on behalf of themselves and, in respect of the Offering, the other underwriters of the Offering.

by: SALOMON SMITH BARNEY INC.

SALOMON SMITH BARNEY INC.,
as Representative of the Underwriters


By___________________________________
  Name: William McCoy
  Title: Managing Director, Equity Capital Markets

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